UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                SANO CORPORATION
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                                 Thomas G. Lynch
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                    Dublin 2
                                     Ireland
                                 353-1-709-4000
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                                    Copy to:
                            William M. Hartnett, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 14, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          OO
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      1,545,271; See Item 6
         SHARES            ____________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING          ____________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,545,271
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
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14        TYPE OF REPORTING PERSON

          CO
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


Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $.01 par value (the "Common Shares"), of Sano Corporation (the "Issuer"), an entity incorporated under the laws of the State of Florida, whose principal executive offices are located at 3250 Commerce Parkway, Miramar, Florida, 33025.

Item 2.  Identity and Background.

     This statement is filed on behalf of Elan Corporation, plc ("Elan"), a public limited company organized and existing under the laws of Ireland.

     Elan is an integrated worldwide drug delivery and biopharmaceutical company. The principal business and office address of Elan is: Lincoln House, Lincoln Place, Dublin 2, Ireland. Information as to the name, business address, present principal occupation or employment and organization in which such occupation or employment is conducted and citizenship of each director, executive officer and controlling person of Elan is annexed hereto as Schedule A and is incorporated herein by reference.

     Neither Elan nor, to the best of Elan's knowledge, any of the persons listed on Schedule A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

     On December 14, 1997, Elan, Everglade Acquisition Corp. ("Everglade") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which is filed herewith as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement and contingent upon the consummation of the merger contemplated by the Merger Agreement, the stockholders of the Issuer will receive .655 of an American Depository Share of Elan ("Elan ADS"; with each Elan ADS representing one Ordinary Share, par value 4 Irish pence, of
Elan) represented by American Depository Receipts of Elan, for each share of the Common Stock of the Issuer they own at the time the merger becomes effective, subject to certain agreed-upon adjustments. In addition, stock options of the Issuer will be converted into stock options for Elan ADSs based upon the above referenced exchange ratio.

Item 4.  Purpose of Transaction.

     On December 14, 1997, Elan and the Issuer entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Everglade will be merged with and into the Issuer, with the Issuer as the surviving entity and becoming a wholly-owned subsidiary of Elan. The merger is structured as a stock-for-stock merger intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and accounted for as a purchase for financial reporting purposes. The consummation of the merger is subject to various conditions, including but not limited to, receiving the affirmative vote of a majority of the outstanding equity securities of the Issuer and certain regulatory approvals. The certificate of incorporation and by-laws of the Issuer in effect immediately prior to the consummation of the merger shall be the certificate of incorporation and by-laws of the surviving entity. The directors of Everglade immediately prior to the effective time of the merger shall be the initial directors of the surviving entity, and the officers of the Issuer immediately prior to the effective time of the merger shall be the initial officers of the surviving entity. Following consummation of the merger, Elan plans to apply to the NASDAQ to delist the Common Stock of the Issuer and to file a Form 15 with the Securities and Exchange Commission ("SEC") deregistering the Common Stock of the Issuer pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     (a) By virtue of the Voting Agreement described below, Elan may be deemed to be the beneficial owner of approximately 1,545,271 shares, or approximately 14.7%, of the Issuer's common stock. See Item 6 below.

     (b) See Item 6 below.

     (c) N/A

     (d) N/A

     (e) N/A

     The filing of this statement does not constitute an admission by Elan that it is the beneficial owner of any shares of the Issuer. Elan is making this filing because of the possibility that it may be deemed to be the beneficial owner of certain shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

     See Item 4.

     On December 14, 1997, as a condition to Elan's willingness to enter into the Merger Agreement, Reginald Hardy and Marc Watson (the "Stockholders"), and Elan entered into a voting agreement (the "Voting Agreement") whereby each of the Stockholders agrees, until the earliest of the termination of the Merger Agreement, consummation of the merger, termination of the Voting Agreement by mutual agreement of the parties thereto or the termination by Elan of the Voting Agreement and subject to his obligations to faithfully discharge his duty as a director of the Issuer, to cause the shares of the Issuer common stock which he owns to be voted in favor of the Merger Agreement and the transactions contemplated thereby. The Voting Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference. Messrs. Hardy and Watson own an aggregate of approximately 1,545,271 shares, or approximately 14.7% of the Issuer's common stock.

Item 7.  Items to be Filed as Exhibits.

Exhibit  1 Agreement and Plan of Merger, dated as of December 14, 1997, by and among Sano Corporation, Elan Corporation, plc and Everglade Acquisition Corp.

Exhibit  2 Voting Agreement, dated as of December 14, 1997, by and among Elan Corporation, plc, Reginald Hardy and Marc Watson.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Schedule 13D is true, complete and correct.

December 24, 1997

                              ELAN CORPORATION, plc


                              By: /s/ Thomas G. Lynch
                                 ---------------------------------------
                                 Name:  Thomas G. Lynch
                                 Title: Executive Vice President and
                                          Chief Financial Officer

                                   Schedule A

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Armen, Balog, Boushel, Crowley, Gillespie, McIntyre, Panoz, Selkoe and Thornburgh) and officer of Elan Corporation, plc are set forth in the following table:

1.       (a)      Donal J. Geaney
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Chairman of the Board and Chief Executive Officer of Elan
         (d)      Ireland

2.       (a)      John Groom
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, President and Chief Operating Officer of Elan
         (d)      United Kingdom

3.       (a)      Thomas G. Lynch
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Executive Vice President and Chief Financial
                  Officer of Elan
         (d)      United Kingdom

4.       (a)      Michael D. Coffee
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
                  (c)      President and Chief Operating Officer, Athena
         (d)      United States

5.       (a)      William F. Daniel
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Group Vice President, Finance, and Group Controller of Elan
         (d)      Ireland

6.       (a)      John Devane, Ph.D.
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Executive Vice President, Research and Development, EPT
         (d)      Ireland

7.       (a)      Ronald Kartzinel, M.D., Ph.D.
         (b)      1300 Gould Drive, Gainesville, Georgia  30501
         (c)      Vice President, Compliance of Elan
         (d)      United States

8.       (a)      Ivan M. Liederburg, Ph.D., M.D.
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
                  (c)      Vice President, Research, Athena
         (d)      United States

9.       (a)      Seamus Mulligan
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      President, EPT
         (d)      Ireland

10.      (a)      Lisabeth Murphy
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      Vice President and General Counsel of Elan
         (d)      United States

11.      (a)      Mark A. Pearson
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Secretary of Elan
         (d)      Ireland

12.      (a)      Stephen Seiler
         (b)      c/o Elan Corporation plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Executive Vice President, Planning, Investment and Development
         (d)      United States

13.      (a)      Paulette E. Setler, M.D.
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      Vice President and Chief Scientific Officer of Elan
         (d)      United States

14.      (a)      Jan D. Wallace, M.D.
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      Vice President, Clinical and Regulatory Affairs, Athena
         (d)      United States

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom, and Lynch) are set forth in the following table:

1.       (a)      Garo Armen, Ph.D.
         (b)      30 Rockefeller Plaza, Suite 4220, New York, New York  10112
         (c)      Chairman of the Board and Chief Executive Officer of
                  Antigenics Inc.
         (d)      United States

2.       (a)      James Balog
         (b)      2205 N. Southwinds Blvd., Unit No. 307, Vero Beach,
                  Florida  32963
         (c)      Retired
         (d)      United States

3.       (a)      Brendon Boushel

         (b)      9 Upper Mount Street, Dublin 2, Ireland
         (c)      Attorney with the law firm of Overend McCarron & Gibbons
         (d)      Ireland

4.       (a)      Laurence G. Crowley
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Deputy Governor of the Bank of Ireland, Executive Chairman
                  of Graduate Business School of University College, Dublin
         (d)      Ireland

5.       (a)      Alan R.Gillespie, Ph.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Managing Director, Goldman Sachs International
         (d)      United Kingdom

6.       (a)      Kevin McIntyre, M.D.
         (b)      160 Commonwealth Avenue, Suite 801, Boston,
                  Massachusetts  02116
         (c)      Associate Clinical Professor of Medicine at Harvard Medical
                  School
         (d)      United States

7.       (a)      Donald E. Panoz
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Executive Chairman of Fountainhead Holdings Ltd. and
                  Fountainhead Development Corp.
         (d)      Ireland

8.       (a)      Dennis J.Selkoe, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Professor of Neurology and Neuroscience at Harvard Medical
                  School
         (d)      United States

9.       (a)      Richard Thornburgh
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Counsel to the law firm of Kirkpatrick & Lockhart LLP.
         (d)      United States

Exhibit Index

1. Agreement and Plan of Merger dated as of December 14, 1997, by and among Sano Corporation, Elan Corporation, plc. and Everglade Acquisition Corp.

2. Voting Agreement, dated as of December 14, 1997, by and among Elan Corporation, plc., Reginald Hardy and Marc Watson.